UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE AND SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007.

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-17089

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

REQUIRED INFORMATION ATTACHED

1.	Audited statements of Net Assets Available for Benefits in accordance with the financial reporting requirements of ERISA.

2.	Audited statements of changes in Net Assets Available for Benefits in accordance with the financial reporting requirements of ERISA.

3.	Written consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PROFIT SHARING PLAN

By:	BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PLAN COMMITTEE, as Plan Administrator

By:	/s/ Gerald Raphel
Name:	Gerald Raphel
Title:	Senior Vice President – Human Resources
Boston Private Financial Holdings, Inc.

Date: June 26, 2008

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but includes supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG

Boston, Massachusetts

June 26, 2008

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Cash and cash equivalents	$149,396	147,869

Investments, at fair value (note 3):
Common stock – Boston Private Financial Holdings, Inc.	2,341,662	2,601,244
Self directed brokerage assets	6,741,000	5,889,088
Diversified investment funds	57,911,160	40,856,995
Participant loans	788,984	526,447

Total investments	67,782,806	49,873,774

Receivables:
Employer contributions	227,478	156,724
Employee contributions	8,241	11,269
Other receivables	2,020	1,256

Total receivables	237,739	169,249

Total assets	68,169,941	50,190,892

Net assets available for benefits	$68,169,941	50,190,892

See accompanying notes to financial statements.

7

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Additions to net assets attributed to:
Investment income:
Dividends and interest income	$404,635	325,288
Net appreciation of investments (note 3)	3,867,300	4,401,592

Total investment income	4,271,935	4,726,880

Contributions:
Participant	6,752,107	5,158,444
Employer	2,852,532	1,669,488
Rollover	851,349	1,135,668
Other contributions	73,682	762

Total contributions	10,529,670	7,964,362

Assets transferred (note 1(a))	6,754,580	4,443,995

Total additions	21,556,185	17,135,237

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	3,471,884	2,647,054
Expenses	105,252	97,415

Total deductions	3,577,136	2,744,469

Net increase in net assets	17,979,049	14,390,768

Net assets available for benefits:
Beginning of year	50,190,892	35,800,124

End of year	$68,169,941	50,190,892

See accompanying notes to financial statements.

8

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Plan Description

The following description of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the Plan) provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC), sponsored by Boston Private Financial Holdings, Inc. (the Company or Plan Sponsor). This Plan is a continuation of Boston Private Bank & Trust Company 401(k) Plan (the BPB&TC Plan). The Plan includes the following wholly owned subsidiaries: Boston Private Bank & Trust Company; Westfield Capital Management, LLC; RINET Company, LLC; Boston Private Value Investors, Inc.; and Borel Private Bank & Trust Company as well as the majority-owned subsidiary Sand Hill Advisors, LLC. In 2006, the assets of First State Bank of California 401(k) Plan (the FPB&T Plan) and KLS Professional Advisors Group, Inc. 401(k) Employee Savings Plan (the KLS Professional Advisors Plan) were merged into the Plan. Also, on January 1, 2006, the employees of Dalton Greiner, Harman, and Maher Co., LLC joined the Plan as new participants. In 2007, the assets of Gibraltar Bank 401(k) Savings Plan (the Gibraltar Plan) were merged into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Total assets transferred into the Plan in 2007 and 2006 were $6,754,580 and $4,443,995, respectively.

Employees who have attained the age of 21 and completed one hour of service are eligible to participate in the plan on the first day of the calendar quarter following their date of hire.

(b)	Contributions

In 2007 and 2006, participants could have contributed up to 25% of their eligible pre-tax compensation to the Plan but could not exceed the annual dollar limit allowed by the IRC ($15,500 in 2007 and $15,000 in 2006). For tax years beginning after December 31, 2001, participants who will be at least fifty years old by the end of the tax year may make additional contributions (catch-up contributions). The maximum amount of the annual catch-up contribution depends on the type of the plan involved as well as the tax year for which the contribution is being made. In 2007, eligible participants may have elected to contribute up to $5,000 of their compensation as a catch-up contribution.

Boston Private Bank & Trust Company, Westfield Capital Management, RINET Company, Inc., Sand Hill Advisors, Inc., Boston Private Value Investors, Borel Private Bank & Trust Company, First Private Bank & Trust, Dalton, Greiner, Hartman, Maher & Co., LLC, and KLS Professional Advisors Group, Inc. (the Participating Employers), at their discretion, may make a matching contribution equal to a set percentage. The percentage of the matching contribution is determined by the Participating Employer’s board of directors each year and only the participant’s contribution, up to a maximum of 6% of the participant’s annual compensation will be eligible for a matching contribution. Each Participating Employer, in addition to participating employer matching contributions, may elect to make a discretionary contribution. The amount of such contribution, if

9	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

any, will be determined and voted on by the board of directors of each Participating Employer. In addition, Participating Employers may elect to make a discretionary contribution in the form of shares of common stock of the Plan Sponsor. If such stock contribution is made by any Participating Employer in any Plan Year, it will be allocated on a per capita basis.

Participants may contribute to a separate rollover account certain amounts which have been distributed from another tax-qualified retirement plan or an individual retirement account. Participants are fully vested at all times for any amounts credited to the rollover account.

(c)	Vesting

Participants are immediately vested in their contributions and Company Stock plus earnings thereon. The Company has outlined the following vesting schedule for employer matching contributions to the Plan. Upon the completion of two years of service participants become 50% vested and are eligible to receive benefits in the employer matching contribution. Participants become 100% vested in the employer matching contribution at the earlier of completion of three years of service or attainment of normal retirement age. For employer discretionary contributions, participants become 20% vested at completion of one year of service and vest an additional 20% a year until they become fully vested at five years of service. In the event that a participant reaches normal retirement age before the completion of five years of service or employment is terminated due to retirement, death or disability, the participant becomes 100% vested. At any time, the participating employers may elect to set forth their own vesting schedule for their employees as they see fit. Vesting schedules set by the participating employers supersede the vesting schedule for the Plan.

If employment is terminated prior to normal retirement age for reason other than death or disability, the participant becomes vested in accordance with the following schedules:

Participating Employer Matching Contributions
Years of Service	Vesting Percentage
Less than two years	—%
2 years	50
3 years	100

10	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Participating Employer Discretionary Contributions
Years of Service	Vesting Percentage
Less than one year	—%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

(d)	Payment of Benefits

If the amount of the benefit exceeds $5,000, then the participant may elect to receive the benefit under one or any combination of the following methods:

(a)	Lump sum in cash (or in shares of Boston Private Financial Holdings, Inc. Common Stock to the extent vested accounts are invested in the BPFH Stock Fund);

(b)	Cash payments in quarterly installments over a period of five, ten or fifteen years;

(c)	Maintain vested account balances in the Plan and delay distribution until a participant’s 65th birthday or death, which ever is earlier;

(d)	Transfer vested account balances to the trustee of another tax-qualified retirement plan or the trustee or custodian of a participant’s individual retirement account; or

(e)	Purchase a nontransferable annuity contract from a life insurance company, providing monthly payments over a specified period of time not to exceed the participant’s life expectancy or the joint expectancy of the participant and the participant’s designated beneficiary.

If the amount of the benefit does not exceed $5,000 the participant may elect to receive the benefit under one of the following methods:

(a)	Lump sum cash payment;

(b)	Direct rollover to the trustee of another tax-qualified retirement plan, as elected by the participant.

11	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

If the amount of the benefit does not exceed $1,000 and the participant does not elect one of the above options, the administrative committee of the 401(k) Plan (the Committee), as appointed by the board of directors will direct Mass Mutual (the Trustee) to distribute the benefit to the participant in one lump sum payment in cash (or in shares of Boston Private Financial Holdings, Inc. Common Stock to the extent vested accounts are invested in the BPFH Stock Fund). However, if the benefit exceeds $1,000 but does not exceed $5,000 and the participant does not elect one of the above options the benefit is paid out in the following manner:

(a)	The distribution shall be made in one lump sum payment in cash (or in shares of Boston Private Financial Holdings, Inc. Common Stock to the extent vested accounts are invested in the BPFH Stock Fund) if the participant is age 65 or older;

(b)	The Committee shall direct the Trustee to pay the distribution in a direct rollover to an individual retirement plan designated by the Committee in accordance with the Section 401(a) (31) (B) if the participant is under age 65.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution and Plan earnings or losses. Upon withdrawal from the Plan, participants are entitled to the amount they have contributed, their Company Stock account, the amount of their employer matching contributions and employer discretionary contributions in which they are vested and any earnings credited to their account.

(f)	Participant Loans

The Plan provides for participant loans with plan administrator approval. The maximum aggregate loan amount that may be outstanding at one time is 50% of a participant’s total vested account balance, not to exceed $50,000. The $50,000 maximum will be reduced by the participant’s highest outstanding loan balance in the previous 12 months, even if amounts have been repaid. A participant may not have more than two loans outstanding at any one time. The minimum loan amount allowed under the Plan is $1,000. Until otherwise determined by the trustee, the interest rate on all loans given shall be the prime rate plus 2%.

All loans are required to be repaid within five years of the date of the loan unless the purpose of the loan is to acquire a principal residence, in which case the repayment period can be up to twenty years. Defaults on loans are treated as a distribution of the participant’s account balance.

(g)	Participant Investment Options

Participants may elect to suspend contributions at any time. Although they can only change their future contributions during open enrollment, which is the first day of any quarter, participants may reallocate their prior and future contributions on a daily basis. Plan participants may direct their investments into shares in a number of diversified investment funds, in addition to the self directed brokerage account (SDBA).

12	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(h)	Forfeitures

As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $264,016 and $110,859, respectively. These amounts will be used to reduce future employer contributions. During 2007 and 2006, employer contributions were reduced by $87,688 and $94,148, respectively, from forfeited nonvested accounts.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become fully vested in their employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value as determined by quoted market prices. The fair value of Boston Private Financial Holdings, Inc. Common Stock is based upon its quoted market price. The fair value of the diversified investment funds is measured by the net unit value, which is based on the fair value of the underlying assets of each fund. Participant loans are valued at the outstanding balance, which approximates fair value.

Purchases and sales of securities are reflected on the trade-date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Administrative Expenses

Certain administrative expenses such as auditing and legal fees are paid directly by the Company and, accordingly, are not reflected in the accompanying financial statements. However, other administrative costs such as check charges for participant distributions and the annual fee for self directed brokerage accounts are paid for by the participants. Participant paid expenses are deducted directly from their account balance and, therefore, are reflected in the accompanying financial statements.

(d)	Payment of Benefits

Benefits are recorded when paid.

13	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f)	Cash and Cash Equivalents

The Plan considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents, excluding those Money Market Funds which are investment options for participants.

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at the end of year:

	Number of shares/units	Fair value
December 31, 2007:
Self Directed Brokerage Assets*	—	$6,741,001
MassMutual Select Fundamental Value Fund*	32,031	5,020,673
MassMutual Select Indexed Equity Fund*	36,298	4,262,450
MassMutual Government Money Market Fund*	21,056	3,769,444
MassMutual Select Focused Value Fund*	15,037	3,844,351
MassMutual Select Mid Cap Growth II Fund*	23,018	6,030,727
MassMutual Premier Capital Appreciation Fund*	19,786	3,728,833
MassMutual Select Overseas Fund*	23,380	3,944,838
MassMutual Growth Fund	16,094	3,493,498
MassMutual Premier Core Bond Fund*	23,211	3,654,230

December 31, 2006:
Self Directed Brokerage Assets*	—	$5,889,088
MassMutual Select Fundamental Value Fund*	27,367	3,963,944
MassMutual Select Indexed Equity Fund*	31,206	3,485,443
MassMutual Government Money Market Fund*	19,903	3,406,145
MassMutual Select Focused Value Fund*	13,505	3,392,023
MassMutual Select Mid Cap Growth II Fund*	14,300	3,229,965
MassMutual Premier Capital Appreciation Fund*	17,516	2,900,782
MassMutual Select Overseas Fund*	17,644	2,857,935
MassMutual Growth Fund	13,197	2,687,501
Boston Private Financial Holdings, Inc. Common Stock*	92,210	2,601,244
MassMutual Premier Core Bond Fund*	17,560	2,594,272

*	Represents a party-in-interest to the Plan.

14	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/ (depreciated) in value by $3,867,300 and $4,401,592, respectively, as shown in the following table:

	2007	2006
Common stock – Boston Private Financial Holdings, Inc.	$(92,093)	(179,601)
Self directed brokerage assets	424,602	388,108
Diversified investment funds	3,534,791	4,193,085

	$3,867,300	4,401,592

(4)	Tax Status

The Plan received a favorable determination letter, dated March 23, 2004, from the Internal Revenue Service indicating that the Plan is qualified under IRC Section 401(a) and is exempt from federal income taxes under IRC Section 501(a). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and is operating in accordance with its terms and in conformity with the applicable requirements of the IRC. None of the eight amendments that have been made to the Plan since March 23, 2004, are considered to be significant.

(5)	Related-Party Transactions

There are several components of the Plan that qualify as related party transactions. Some Plan investments are shares of diversified investment funds managed by Mass Mutual Financial Group. As Mass Mutual Financial Group is the recordkeeper of the Plan it qualifies these transactions as party-in-interest transactions.

Certain Plan investments are shares of Boston Private Financial Holdings, Inc. Common Stock. Boston Private Financial Holdings, Inc. is the Plan Sponsor and, as such, transactions in BPFH Common Stock qualify as party-in-interest. Administrative expenses paid directly by the Company (Footnote 2(c)), as well as participant loans (Footnote 1(f)) qualify as party-in-interest transactions.

(6)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

15	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$68,169,941	50,190,892
Plan receivables (accrual accounting) not recorded on Form 5500:
Employer contributions	(227,478)	(156,724)
Employee contributions	(8,241)	(11,269)

Total current year receivables	(235,719)	(167,993)

Plan liabilities recorded on Form 5500:
Employee distribution	—	(7,476)

Total current year liabilities	—	(7,476)

Net assets available for benefits per the Form 5500	$67,934,222	50,015,423

16	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The following is a reconciliation of net increase in net assets per the financial statements for the years ended December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net increase in net assets per the financial statements	$17,979,049	14,390,768
Plan receivables (accrual accounting) not recorded on Form 5500:
Reverse prior year accrual – employer contributions	156,724	146,543
Reverse prior year accrual – employee contributions	11,269	—
Reverse prior year accrual – other contributions	—	—

Total prior year receivables	167,993	146,543

Employer contributions	(227,478)	(156,724)
Employee contributions	(8,241)	(11,269)

Change in total current year receivables not recorded	(235,719)	(167,993)
Total net receivables not recorded	(67,726)	(21,450)

Plan liabilities recorded on Form 5500:
Reverse prior year accrual – employee distribution	7,476	—
Employee distribution	—	(7,476)

Total liabilities	7,476	(7,476)

Net increase in plan assets per the Form 5500	17,918,799	14,361,842

The majority of reconciling items occur because the Form 5500 is maintained on a cash basis whereas the financial statements are maintained on an accrual basis. The DOL, however, requires that amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, should not be reported as liabilities on the financial statements but reported on Form 5500 as such.

(8)	Subsequent Event

In January 2008, the employees of Anchor Capital Advisors, LLC and Anchor Russell Capital Advisors, LLC joined the Plan as new participants.

As of June 24, 2008 the value of the shares of Boston Private Financial Holdings common stock held in the Plan at December 31, 2007 was $520,561.

17	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investments		** (d) Cost	(e) Current value
*	Self Directed Brokerage Assets	—	units of participation	—	$6,741,001
*	MassMutual Select Fundamental Value Fund	32,031	units of participation	—	5,020,673
*	MassMutual Select Indexed Equity Fund	36,298	units of participation	—	4,262,449
*	MassMutual Government Money Market Fund	21,056	units of participation	—	3,769,444
*	MassMutual Select Focused Value Fund	15,037	units of participation	—	3,844,350
*	MassMutual Select Mid Cap Growth II Fund	23,018	units of participation	—	6,030,727
*	MassMutual Premier Capital Appreciation Fund	19,786	units of participation	—	3,728,833
*	MassMutual Select Overseas Fund	23,380	units of participation	—	3,944,838
	MassMutual Growth Fund	16,094	units of participation	—	3,493,498
*	Boston Private Financial Holdings, Inc. Common Stock	86,472	shares	—	2,341,662
*	MassMutual Premier Core Bond Fund	23,211	units of participation	—	3,654,229
	MassMutual Destination Retirement 2020 Fund	10,053	units of participation	—	2,476,049
*	MassMutual Premier Global Fund	8,930	units of participation	—	2,633,874
	MassMutual Small-& Mid-Cap Value Fund	16,424	units of participation	—	2,841,746
*	MassMutual Select Blue Chip Growth Fund	9,070	units of participation	—	2,373,519
	MassMutual Destination Retirement 2030 Fund	6,982	units of participation	—	1,726,395
	MassMutual Quest Balanced Fund	7,718	units of participation	—	1,121,679
	MassMutual Destination Retirement 2040 Fund	5,902	units of participation	—	1,611,590
	MassMutual Destination Retirement 2010 Fund	5,054	units of participation	—	639,167
*	MassMutual Premier Short-Duration Bond Fund	4,079	units of participation	—	601,840
	MassMutual EuroPacific Growth Fund	9,515	units of participation	—	1,818,436
*	MassMutual Select OTC 100 Fund	7,739	units of participation	—	407,335
	MassMutual Destination Retirement Income Fund	781	units of participation	—	187,599
	MassMutual Equity Growth Fund	10,707	units of participation	—	1,722,889
*	MassMutual Select Small Co. Growth Fund		units of participation	—	—

					66,993,822
*	Participant loans	Interest rates ranging from 5.75% to 10.25%			788,984

					$67,782,806

*	Represents a party-in-interest to the Plan.

**	Per ERISA guidelines, the cost of investments is not required to be included on this schedule.

See accompanying report of independent registered public accounting firm.

18